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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                        Commission File Number:
                                                        000-29475


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
               [ ] Form N-SAR

          For Period Ended: March 31, 2001
                            --------------
     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended: _____________________________________




                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant:   GRANADA MINERAL PRODUCTS, INC.

Former name if applicable:   N/A

Address of principal executive office:   c/o 4700 South 900 East Suite 41B

City, state and zip code:   Salt Lake City, UT 84117-4959

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                                    PART III
                                    NARRATIVE


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     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's recent activities have delayed the preparation of the report. Within the last week, the registrant, which did not have significant ongoing business operations, entered into and closed a Stock Exchange Agreement, as reported on Form 8-K, filed May 9, 2001, whereby the registrant merged with another entity which maintains extensive business operations. At the present time, a review and consolidation of the financial results for the period ended March 31, 2001 is still being compiled as a result of the merger.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Kimberlee S. Bogen, Esq.                 (415) 773-1481
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          (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Within the last week, the registrant, which did not have significant ongoing business operations, entered into and closed a Stock Exchange Agreement, as reported on Form 8-K, whereby the registrant merged with another entity which maintains extensive business operations. At the present time, a review and consolidation of the financial results for the period ended March 31, 2001 is still being complied as a result of the merger.

                         GRANADA MINERAL PRODUCTS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15, 2001                                    By  /s/ BEN DULLEY
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                                                   Ben Dulley, President